Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTPY-Aurora Media Filings – TechCrunch Article

TechCrunch

SPACs keep rolling as autonomous vehicle startup Aurora targets blank-check debut with $13B valuation

By Kristen Korosec

15 July 2021

Aurora Innovation, the autonomous vehicle startup that acquired Uber’s self-driving unit in December, is going public via a merger with special purpose acquisition company Reinvent Technology Partners Y.

The deal announced Thursday confirms TechCrunch’s reporting in June that the startup was in final talks with the SPAC launched by LinkedIn co-founder and investor Reid Hoffman, Zynga founder Mark Pincus and managing partner Michael Thompson.

The combined company, which is will be listed on Nasdaq with the ticker symbol AUR, will have an implied valuation of $13 billion. Aurora was last valued at $10 billion following its acquisition of Uber’s self-driving unit.

Through the deal, Aurora is capturing $1 billion from private investors including Baillie Gifford, funds and accounts managed by Counterpoint Global (Morgan Stanley), funds and accounts advised by T. Rowe Price Associates, Inc., PRIMECAP Management Company, Reinvent Capital, XN, Fidelity Management and Research LLC, Canada Pension Plan Investment Board, Index Ventures, and Sequoia Capital, as well as strategic investments from Uber, PACCAR, and Volvo Group.

The combined company said it’s expected to have about $2.5 billion in cash at closing, including up to $977.5 million of cash held in Reinvent’s trust account from its initial public offering which closed on March 18, 2021, according to regulatory filings.

“This is a big next step for the company,” CEO and co-founder Chris Urmson said in an interview Thursday. “Obviously we need to bring our product to the market, but we really couldn’t be more excited for our team, the resources this transaction brings and our partners.”

Aurora has gone from buzzy startup to publicly traded company-via-SPAC in a span of four years. The company was founded in 2017 by Sterling Anderson, Drew Bagnell and Urmson, all whom have a history of working on automated vehicle technology.

In December, the company reached an agreement with Uber to buy the ride-hailing firm’s self-driving unit in a complex deal that valued the combined company at $10 billion. Under the terms of that acquisition, Aurora did not pay cash for Uber ATG, a company that was valued at $7.25 billion following a $1 billion investment in 2019 from Toyota, DENSO and SoftBank’s Vision Fund. Instead, Uber handed over its equity in ATG and invested $400 million into Aurora. Uber received a 26% stake in the combined company, according to a filing with the U.S. Securities and Exchange Commission.

Since the acquisition, Aurora has spent the past several months integrating Uber ATG employees and now has a workforce of about 1,600 people. Aurora more recently said it reached an agreement with Volvo to jointly develop autonomous semi-trucks for North America. That partnership, which is expected to last several years and is through Volvo’s Autonomous Solutions unit, will focus on developing and deploying trucks built to operate autonomously on highways between hubs for Volvo customers.

Venture capital at scale

Hoffman, Pincus and Thompson have promoted a concept that they call “venture capital at scale.” To date, SPACs have been the conduit to reach that scale. The trio have formed three SPACs, or blank-check companies.

Two of those SPACs have announced mergers with private companies. Reinvent Technology Partners announced a deal in February to merge with the electric vertical take off and landing company Joby Aviation, which will be listed on the New York Stock Exchange later this year. Reinvent Technology Partners Z merged with home insurance startup Hippo.

Their third SPAC — the one now merging with Aurora — is called Reinvent Technology Partners Y, priced its initial public offering of 85 million units at $10 per unit to raise $850 million. The SPAC issued an additional 12.7 million shares to cover over allotments with total gross proceeds of $977 million, according to regulatory filings. The units are listed on the Nasdaq exchange and trade under the ticker symbol “RTPYU.”

In many ways, the Aurora-Reinvent SPAC is a union that makes sense.

Aurora already has a relationship with Hoffman. In February 2018, Aurora raised $90 million from Greylock Partners and Index Ventures. Hoffman, who is a partner at Greylock, and Index Ventures’ Mike Volpi became board members of Aurora as part of the Series A round. The following year, Aurora raised more than $530 million in a Series B round led by Sequoia Capital and included Amazon and T. Rowe Price Associates. Lightspeed Venture Partners, Geodesic, Shell Ventures and Reinvent Capital also participated in the round, as well as previous investors Greylock and Index Ventures.

Hoffman and Reinvent showing up on two sides of a SPAC deal is not unprecedented. It’s not commonplace either. Urmson told TechCrunch that to avoid potential conflicts of interest Hoffman didn’t participate in discussions.

“On the one hand, Reid, given his understanding and history with the company, is one of the people best suited to understand the opportunity here,” Urmson said in an interview Thursday morning, adding that to avoid a conflict of interest on both sides Hoffman wasn’t involved in any discussions on the Aurora or Reinvent side.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.